UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Exact name of registrant as specified in its charter)

21/24F, Ping An Finance Center

No. 5033 Yitian Road, Futian District

Shenzhen, Guangdong, 518000

People’s Republic of China

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American depositary shares, each ADS represents thirty ordinary shares, par value US$0.00001 per share

Ordinary shares, par value US$0.00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, OneConnect Financial Technology Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OneConnect Financial Technology Co., Ltd.

By:	/s/ Dangyang Chen
Name:	Dangyang Chen
Title:	Chairman of the Board and Chief Executive Officer

Date: December 1, 2025